United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale announces the redemption of its 6.250% guaranteed notes due 2026

Rio de Janeiro, June 28th, 2024 - Vale S.A. ("Vale" or "Company") announces that, on June 25, 2024, its wholly-owned subsidiary Vale Overseas Limited (“Vale Overseas”) has notified the holders of the 6.250% Guaranteed Notes due 2026 (CUSIP No. 91911TAP8) (the “2026 Notes”) of its election to redeem all the US$470,342,000.00 outstanding 2026 Notes in accordance with the terms of the indenture governing the 2026 Notes.

The 2026 Notes will be redeemed on July 25, 2024 (the “Redemption Date”) at a redemption price equal to the greater of (A) 100% of the principal amount of such 2026 Notes and (B) the sum of the present values of each remaining scheduled payment of principal and interest thereon (exclusive of interest accrued to the Redemption Date) discounted to the Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the indenture governing the 2026 Notes, and which will be determined on the third business day preceding the Redemption Date), plus 50 basis points, plus accrued interest on the principal amount of such 2026 Notes to (but not including) the Redemption Date. 2026 Notes held through The Depository Trust Company (“DTC”) should be surrendered for redemption in accordance with DTC’s procedures therefor.

This press release  is for informational purposes only and does not constitute a notice of redemption of the 2026 Notes.

Gustavo Duarte Pimenta

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Mariana Rocha: mariana.rocha@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

Pedro Terra: pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: June 28, 2024		Director of Investor Relations